[redacted]

DD 5/30/13

SECURI[barcode]ION

13025171

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SEC Mail Processing Section MAY 30 2013 Washington DC 401

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66961

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2012 (MM/DD/YY) AND ENDING 03/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Toyota Financial Services Securities USA Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19001 South Western Avenue, NF10
(No. and Street)

Torrance (City) CA (State) 90501 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Nicholas J. Ro (310_ 468-7758
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

601 South Figueroa Street, 9th Floor (Address) Los Angeles, (City) CA (State) 90017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 6/5/13

OATH OR AFFIRMATION

I, Nicholas J. Ro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Toyota Financial Services Securities USA Corporation, as of March 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[Signature]

Signature

President

Title

See attached

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

CIVIL CODE § 1189

State of California
County of Los Angeles

On 5/29/13 (Date) before me, Kimberly H. Wright, Notary Public (Here Insert Name and Title of the Officer),

personally appeared Nicholas J. Ro (Name(s) of Signer(s)),

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

KIMBERLY H. WRIGHT
Commission # 1988261
Notary Public - California
Los Angeles County
My Comm. Expires Aug 17, 2016

Place Notary Seal Above

Signature [signature] (Signature of Notary Public)

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Annual Audited Financials

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______
- ☐ Corporate Officer — Title(s): ______
- ☐ Individual
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

Signer's Name: ______
- ☐ Corporate Officer — Title(s): ______
- ☐ Individual
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

Toyota Financial Services Securities USA Corporation

(A wholly owned subsidiary of
Toyota Financial Services Americas Corporation)

Financial Statements and Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

March 31, 2013

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Toyota Financial Services Securities USA Corporation

(A wholly owned subsidiary of Toyota Financial Services Americas Corporation)

Financial Statements and Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

March 31, 2013

Toyota Financial Services Securities USA Corporation
(A wholly owned subsidiary of Toyota Financial Services Americas Corporation)
Index to Financial Statements
March 31, 2013

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Independent Auditor's Report

To the Board of Directors and Stockholder of
Toyota Financial Services Securities USA Corporation

We have audited the accompanying financial statements of Toyota Financial Services Securities USA Corporation, which comprise the statement of financial condition as of March 31, 2013, and the related statements of income, stockholder's equity, and cash flows for the year then ended.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Toyota Financial Services Securities USA Corporation at March 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information is the responsibility of management

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and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

May 29, 2013

Toyota Financial Services Securities USA Corporation
(A wholly owned subsidiary of Toyota Financial Services Americas Corporation)
Statement of Financial Condition
March 31, 2013

Assets	
Cash and cash equivalents	$ 6,731,033
Deposits	3,346
Total assets	$ 6,734,379
Liabilities and Stockholder's Equity	
Accounts payable and other liabilities	$ 372,493
Total liabilities	372,493
Stockholder's equity	
Capital stock, $0.001 par value; 10,000 shares authorized; 2,500 issued and outstanding	3
Additional paid-in-capital	249,997
Retained earnings	6,111,886
Total stockholder's equity	6,361,886
Total liabilities and stockholder's equity	$ 6,734,379

See accompanying Notes to Financial Statements.

Toyota Financial Services Securities USA Corporation
(A wholly owned subsidiary of Toyota Financial Services Americas Corporation)
Statement of Income
For the Year Ended March 31, 2013

Commission revenues	$ 3,496,500
Interest income	6,576
Total income	3,503,076
Total operating expenses	88,622
Income before income taxes	3,414,454
Provision for income taxes	1,301,081
Net income	$ 2,113,373

See accompanying Notes to Financial Statements.

Toyota Financial Services Securities USA Corporation
(A wholly owned subsidiary of Toyota Financial Services Americas Corporation)
Statement of Stockholder's Equity
For the Year Ended March 31, 2013

	Capital Stock		Additional Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance at March 31, 2012	2,500	$ 3	$ 249,997	$ 3,998,513	$ 4,248,513
Net income	–	–	–	2,113,373	2,113,373
Balance at March 31, 2013	2,500	$ 3	$ 249,997	$ 6,111,886	$ 6,361,886

See accompanying Notes to Financial Statements.

Toyota Financial Services Securities USA Corporation
(A wholly owned subsidiary of Toyota Financial Services Americas Corporation)
Statement of Cash Flows
For the Year Ended March 31, 2013

Cash flows from operating activities	
Net income	$ 2,113,373
Adjustments to reconcile net income to net cash provided by operating activities	
Decrease in deposits	3,132
Increase in accounts payable and other liabilities	204,514
Total adjustments	207,646
Net cash provided by operating activities	2,321,019
Net increase in cash	2,321,019
Cash at the beginning of the period	4,410,014
Cash at the end of the period	$ 6,731,033

Supplemental Disclosures	
Income taxes paid	$ 1,104,962

See accompanying Notes to Financial Statements.

Toyota Financial Services Securities USA Corporation
(A wholly owned subsidiary of Toyota Financial Services Americas Corporation)
Notes to Financial Statements
For the Year Ended March 31, 2013

1. Nature of Operations

Toyota Financial Services Securities USA Corporation ("TFSS" or the "Company") was incorporated in Delaware on January 31, 2005 and commenced operations on November 15, 2005. TFSS is wholly owned by Toyota Financial Services Americas Corporation ("TFSA"), a California corporation, which is a wholly owned subsidiary of Toyota Financial Services Corporation ("TFSC"), a Japanese corporation. TFSC, in turn, is a wholly owned subsidiary of Toyota Motor Corporation ("TMC"), a Japanese corporation. TFSC manages TMC's worldwide finance operations. The Company's business is substantially dependent upon selling fixed income securities issued by Toyota Motor Credit Corporation ("TMCC"), which is a wholly owned subsidiary of TFSA.

TFSS is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA") and securities commissions in multiple states. TFSS was formed for the purpose of directly offering Toyota debt products to the United States debt market.

The Company is headquartered in Torrance, California and has no branches or sales offices. Administrative and back office support is provided by or on behalf of its parent, TFSA. Such services are governed by a Shared Expense Agreement between TFSA and the Company.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America.

Revenue Recognition
The Company earns commissions on securities transactions executed on behalf of its affiliate, TMCC. Revenues are recognized in the period in which the services are performed and are recorded on a trade date basis.

Cash and Cash Equivalents
Cash equivalents, consisting primarily of money market instruments, represent highly liquid investments with original maturities of three months or less. The Company holds cash in financial institutions in excess of the FDIC insured limits. The Company periodically reviews the financial condition of the financial institutions to assess the credit risk.

Fair Value Measurements
The majority of our assets are carried at fair value on a recurring basis. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

2. Summary of Significant Accounting Policies (Continued)

Fair Value Hierarchy

Level 1: Quoted (unadjusted) prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2: Quoted prices in active markets for similar assets and liabilities, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3: Unobservable inputs that are supported by little or no market activity may require significant judgment in order to determine the fair value of the assets and liabilities

Valuation Methods

The Company maintains policies and procedures to value instruments using the best and most relevant data available. The Company reviews the appropriateness of fair value measurements based on changes in key market inputs and events. All valuations are obtained from external sources and are reviewed and validated internally.

Income Taxes
The Company uses the liability method of accounting for income taxes under which deferred tax assets and liabilities are adjusted to reflect changes in tax rates and laws in the period such changes are enacted resulting in adjustments to the current fiscal year's provision for income taxes.

The Company is part of the TFSA consolidated federal income tax return. TFSS does not file a separate state income tax return but may be included in the consolidated/combined state income tax returns with Toyota Motor North America ("TMA") or other subsidiaries of TFSA. Federal and state income tax expense is generally recognized as if TFSS filed its tax returns on a stand-alone basis.

In those states where TFSS joins in the filing of consolidated or combined income tax returns, TFSS is allocated its share of the total income tax expense based on combined allocation/apportionment factors and separate company income or loss. TFSS pays TMA, TFSA or its subsidiaries for its share of the consolidated federal and the consolidated or combined state income tax expense and is reimbursed for the benefit of any of its tax basis losses utilized in the consolidated federal and the consolidated or combined state income tax returns.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Net Capital Requirements

The Company, as a registered broker and dealer in securities, is subject to the uniform net capital rule of the SEC under Rule 15c3-1. The SEC requirements also provide that equity capital may not be withdrawn or distributions be paid if certain minimum net capital requirements are not met. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a material effect on the Company's financial statements. The regulations require the Company to meet specific capital adequacy guidelines that involve quantitative measures of the Company's assets and liabilities, as calculated under regulatory accounting practices. At March 31, 2013, the Company had net capital of $6,241,937, which exceeded its required net capital of $24,833 by $6,217,104.

The Company is exempt from the provisions of Rule 15c3-3 (k)(2)(i) of such Rule under the Securities Exchange Act of 1934 as a broker or dealer who carries no customer accounts. Operating under such exemption, the Company has not prepared a Computation for Determination of Reserve Requirement for Brokers or Dealers.

4. Provision for Income Taxes

The provision for income taxes consists of the following:

	For the Year Ended March 31, 2013
Current	
Federal	$ 1,211,181
State	89,900
Total current	1,301,081
Total deferred	–
Provision for income taxes	$ 1,301,081

A reconciliation between the U.S. federal statutory tax rate and the effective tax rate follows:

	For the Year Ended March 31, 2013
Provision for income taxes at U.S. federal statutory tax rate	35.00%
State and local taxes (net of federal tax benefit)	1.71%
Other	1.39%
Effective tax rate	38.10%

5. Related Party Transactions

The Company has entered into a Shared Expense Agreement with TFSA to support the ongoing administration, marketing and operation of the Company. As part of this agreement, TFSA and certain of its other subsidiaries, provide the Company with office space, office equipment, office supplies, administrative services and other services, including employee compensation, at no cost to the Company. No amounts are due as of March 31, 2013 relating to the Shared Expense Agreement.

As mentioned in Note 2, all commission revenues earned by the Company are related to securities transactions executed on behalf of its affiliate, TMCC. Commission revenues are earned at a contracted rate that does not necessarily represent market rates.

The Company has recorded income taxes payable to an affiliate of $327,537, which is included within Accounts payable and other liabilities on the Statement of Financial Condition as of March 31, 2013.

6. Fair Value Measurements

The following describes the valuation methodologies, key inputs and significant assumptions of assets measured at fair value on a recurring basis.

Cash Equivalents
Cash equivalents include money market investments and deposits, which represent highly liquid investments with maturities of three months or less at purchase. Amounts invested in money market funds are valued using quoted market prices and are classified in Level 1 of the fair value hierarchy.

At March 31, 2013, we had $5,830,172 in money market investments, all of which are classified as Level 1 within the fair value hierarchy.

7. Commitments and Contingencies

In the normal course of business, the Company is party to various claims as well as various regulatory examinations. As of March 31, 2013, there was no pending litigation or claims against the Company.

8. Subsequent Events

In preparing the financial statements, management has evaluated subsequent events for potential recognition of disclosure from March 31, 2013 through May 29, 2013, the date of the financial statement issuance. Management has determined that there are no material transactions or events that would require recognition or disclosure in the financial statements through this date.

Toyota Financial Services Securities USA Corporation
(A wholly owned subsidiary of Toyota Financial Services Americas Corporation)
Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1
March 31, 2013

Net Capital	
Stockholder's Equity	$6,361,886
Less: Non-Allowable Assets	3,346
Net Capital before Haircuts on Security Positions	6,358,540
Haircut on Security Positions	116,603
Net Capital	$6,241,937
Aggregate Indebtedness	$ 372,493
Computation of Basic Net Capital Requirement	
6 2/3% of Aggregate Indebtedness	24,833
Minimum Net Capital Requirement	5,000
Excess Net Capital	6,217,104
Net Capital less 10% of Aggregate Indebtedness	6,204,688
Aggregate Indebtedness/Net Capital	0.06

There are no material differences between the Computation of Net Capital included above and the amounts reported on the Company's amended unaudited Form X-17A-5 Part II FOCUS filing as of March 31, 2013 filed on May 29, 2013.

Toyota Financial Services Securities USA Corporation
(A wholly owned subsidiary of Toyota Financial Services Americas Corporation)
Schedule II – Determination of Reserve Requirement Under Rule 15c3-3
For the Year Ended March 31, 2013

The Company is exempt from Rule 15c3-3 under the (k)(2)(i) exemptive provision.

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Report of Independent Accountants

To the Board of Directors and Stockholder of
Toyota Financial Services Securities USA Corporation:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Toyota Financial Services Securities USA Corporation (the "Company") for the year ended March 31, 2013, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7 during the year ended March 31, 2013. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows:

   The payment amount for item 2B of $4,696 was agreed to the wire transaction of $4,696 dated October 11, 2012. The payment amount for item 2F of $4,062 was agreed to two wire transactions totaling $4,062 dated May 21, 2013 and May 22, 2013 obtained from Richard Kinzly, Registered Principal of the Company. The amount for item 2F of $4,062 was recalculated as the difference between item 2A of $8,758 and the sum of item 2B of $4,696 and item 2C of $0. No differences were noted.

2. Compared the Total income amount reported on page 4 of the audited Form X-17A-5 for the year ended March 31, 2013 to the Total revenue amount of $3,503,076 reported on page 2, item 2a of Form SIPC-7 for the year ended March 31, 2013. No differences were noted.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows: It was noted that no adjustments were made on page 2 in items 2b and 2c of the Form SIPC-7.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $3,503,076 and $8,758, respectively of the Form SIPC-7. No differences were noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the

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applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

May 29, 2013

REVISED

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended March 31, 2013

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066961 FINRA MAR
TOYOTA FINANCIAL SERVICES SECURITIES USA CORPORATION
19001 SOUTH WESTERN AVE NF 10
TORRANCE CA 90501

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

REVISED

2. A. General Assessment (item 2e from page 2) $ ~~8,733~~ 8,758

B. Less payment made with SIPC-6 filed (exclude interest) (4,696)
October 11, 2012
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) ~~4,037~~ 4,062

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ ~~4,037~~ 4,062

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ ~~4,037~~ 4,062

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Toyota Financial Services Securities USA Corporation
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 21 day of May, 2013.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 04/01, 2012 and ending 03/31, 2013

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ ~~3,496,500~~ 3,503,07

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions ~~3,496,500~~ 3,503,07

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts. ~~3,298~~ 0

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

Enter the greater of line (i) or (ii)

Total deductions ~~3,298~~ 0

2d. SIPC Net Operating Revenues 3,503,076 $ ~~3,493,202~~

2e. General Assessment @ .0025 8,758 $ ~~8,733~~

(to page 1, line 2.A.)

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Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To the Board of Directors and Stockholder of
Toyota Financial Services Securities USA Corporation

In planning and performing our audit of the financial statements of Toyota Financial Services Securities USA Corporation (the "Company") as of and for the year ended March 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies,

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in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

May 29, 2013